UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Equitrans Midstream Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

294600 101

(CUSIP Number)

March 5, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294600 101

1	NAME OF REPORTING PERSON EQT Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Note 1)

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 25,299,751

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,299,751

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%

12	TYPE OF REPORTING PERSON CO

Note 1:  On November 12, 2018, EQT Corporation (the Reporting Person) completed the spin-off of Equitrans Midstream Corporation (the Company) through the distribution of approximately 80.1% of the outstanding shares of common stock, no par value, of the Company (Company Common Stock) to the Reporting Person’s shareholders (the Distribution).  Immediately following the Distribution, the Reporting Person owned 50,599,503 shares of Company Common Stock, or approximately 19.9% of the shares of Company Common Stock outstanding as of such time.  In connection with the Distribution, the Reporting Person and the Company entered into a Shareholder and Registration Rights Agreement, dated as of November 12, 2018, pursuant to which the Reporting Person granted to the Company a proxy to vote the shares of Company Common Stock owned by the Reporting Person immediately after the Distribution in proportion to the votes cast by the Company’s other shareholders.  As a result, the Reporting Person does not exercise voting power over any of the shares of Company Common Stock that it beneficially owns.

ITEM 1(a):	Name of Issuer:

Equitrans Midstream Corporation

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

2200 Energy Drive, Canonsburg, PA 15317

ITEM 2(a):	Name of Person Filing:

EQT Corporation

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222

ITEM 2(c):	Citizenship:

Pennsylvania

ITEM 2(d):	Title of Class of Securities:

Common stock, no par value

ITEM 2(e):	CUSIP Number:

294600 101

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	Ownership:

Explanatory Note:  Prior to November 12, 2018, the Company was a wholly owned subsidiary of the Reporting Person.  On November 12, 2018, the Reporting Person completed the spin-off of the Company through the distribution of approximately 80.1% of the outstanding shares of Company Common Stock to the Reporting Person’s shareholders.  Immediately following the Distribution, the Reporting Person beneficially owned 50,599,503 shares of Company Common Stock, or approximately 19.9% of the shares of Company Common Stock outstanding as of such time. On February 26, 2020, the Reporting Person entered into share purchase agreements with the Company, pursuant to which the Reporting Person agreed to sell approximately 50% of its retained equity interest in the Company (25,299,752 shares of Company Common Stock in the aggregate) to the Company in exchange for a combination of cash and fee relief under the Reporting Person’s commercial agreements with EQM Midstream Partners, LP, an affiliate of the Company (the Share Exchange). The Share Exchange closed on March 5, 2020.

ITEM 4(a)	Amount Beneficially Owned:

25,299,751 shares of Company Common Stock.

ITEM 4(b)	Percent of Class:

9.9%.  The percent of class is based on a denominator of 254,591,000 shares of Company Common Stock outstanding as of January 31, 2020, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

ITEM 4(c)	Number of Shares of which such person has:

(i)	Sole power to vote or direct the vote:

0.

In connection with the Distribution, the Reporting Person and the Company entered into a Shareholder and Registration Rights Agreement, dated as of November 12, 2018, pursuant to which the Reporting Person granted to the Company a proxy to vote the shares of Company Common Stock owned by the Reporting Person immediately after the Distribution in proportion to the votes cast by the Company’s other shareholders.  As a result, the Reporting Person does not exercise voting power over any of the shares of Company Common Stock that it beneficially owns.

(ii)	Shared power to vote or direct the vote:

0.

(iii)	Sole power to dispose or direct the disposition of:

25,299,751.

(iv)	Shared power to dispose or direct the disposition of:

0.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

EQT CORPORATION

By:	/s/ William E. Jordan
	Name:	William E. Jordan
	Title:	Executive Vice President and General Counsel